EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation
Actar Airforce, Inc.	Canada
Breas Medical AB	Sweden
Marquest Medical Products, Inc.	Colorado
Sleep Services of America, Inc. (formerly, National Sleep Technologies, Inc.)	Pennsylvania
Stelex—The Validation Group, Inc. (formerly, The Validation Group, Inc.)	Pennsylvania
Vital Path, Inc.	Pennsylvania
Thomas Medical Products, Inc.	Pennsylvania
Vital Pharma, Inc.	Florida
Vital Signs California, Inc.	California
Vital Signs Limited	United Kingdom
Vital Signs MN, Inc.	Minnesota
Vital Signs Export, Inc.	Barbados